<table>
<tr><td colspan="2">OMB APPROVAL</td></tr>
</table>

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimates average burden	
Hours per response . . . 12.00	



08027314

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 9 2008

Washington DC
112

SEC FILE NUMBER
8 – 48582

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

MARTIN CURRIE INVESTOR SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 AVENUE OF THE AMERICAS, SUITE 3010
_____
(No. And Street)

NEW YORK,	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMIE SANDISON   (212) 258-1900
                                                (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
_____
(Name - if individual state last, first, middle name)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED

MAR 2 7 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption.   See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ JAMIE SANDISON _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ MARTIN CURRIE INVESTOR SERVICES, INC. _____ , as of

_____ DECEMBER 31, 2007 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT, DIRECTOR & CCO
_____
Title

Ellen Ferragone
Notary Public

Notary P~ ~~~ ~w York
~~~ ~~ ~~~~ ~~
Qual~f~~~ in Queens
Commission Expires *Feb 28* ~~ 20 10

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MARTIN CURRIE INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Martin Currie Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Martin Currie Investor Services, Inc. (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Martin Currie Investor Services, Inc. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 7, 2008

MARTIN CURRIE INVESTOR SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007
A S S E T S

Cash	$	555,956
State and Local Income Tax Receivable		21,946
Receivable from Affiliates		26,874
TOTAL ASSETS	$	604,776

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Federal Income Tax Payable	$	23,109
Accrued Expense		12,500
TOTAL LIABILITIES		35,609
Shareholder's Equity:		
Common Stock $.01 Par Value, 3,000 Shares Authorized		
1,000 Shares, Issued and Outstanding		10
Paid in Capital		44,990
Retained Earnings		524,167
TOTAL SHAREHOLDER'S EQUITY		569,167
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	604,776

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND OPERATIONS

Martin Currie Investor Services, Inc. (the "Company") was incorporated in the State of Delaware on August 31, 1995 and became a registered broker-dealer in securities on April 24, 1996 (commencement of operations). The Company was organized as a wholly owned subsidiary of Martin Currie Limited.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are comprised primarily of deposits with financial institutions, which are invested in money market instruments and short-term commercial paper.

Revenue is recognized when earned on the accrual basis.

For US federal income tax purposes, the Company is subject to graduated corporate income tax rates between 15% and 35% in the aggregate. Because the Company and Martin Currie, Inc. ("Inc."), a wholly owned subsidiary of the Company's parent, constitute a controlled group of corporations within the meaning of the Internal Revenue Code, the benefit of graduated rates is allocated among the members of the controlled group. For the year ended December 31, 2007 the provision for income taxes was $83,869.

NOTE 2.   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital as defined, of $520,347 which was $515,347 in excess of its required net capital of $5,000.

MARTIN CURRIE INVESTOR SERVICES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2007
(continued)

NOTE 3.   RELATED PARTY TRANSACTIONS

The Company and Inc. have entered into a marketing agreement whereby the Company receives 17.5% of the management fee earned by Inc. from new clients introduced to Inc. by the Company. In turn, the Company pays 15% of the management fee to its registered representatives as commissions in the first year and 12.5% in the second year. For the year ended December 31, 2007, $984,696 of fee income has been earned and commission expense of $790,801 has been incurred.

Inc. has incurred and agreed to pay certain fees and overhead costs of the Company. Inc. has also agreed to make available office space, office equipment and certain administrative and related services to the Company. The allocation of these costs is based on the relative size of the Company's business compared to Inc.'s business. These proportions will be reviewed each year following completion of the Company's audit.

NOTE 4.   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2007, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

END